UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

LENOX BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

526253109

(CUSIP Number)

John C. Lame,   1260 Hayward Avenue,   Cincinnati, Ohio    45208,   (513) 321-7405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 526253109

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John C. Lame
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     2       CHECK BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                    (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
             PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------------ ---------- --------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                      27,807 shares
          OWNED BY              ------------------------------------------------
            EACH                   8      SHARED VOTING POWER
          REPORTING
           PERSON               ------------------------------------------------
            WITH                   9      SOLE DISPOSITIVE POWER

                                          27,807 shares
                               ---------- --------------------------------------
                                  10      SHARED DISPOSITIVE POWER

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             28,309 shares
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        { ]
             CERTAIN SHARES

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             9.9%
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    14       TYPE OF REPORTING PERSON

             IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

John C. Lame files this Amendment No. 9 to Schedule 13D solely to amend Items 3, 4 and 7.

Item 3. Source and Amount of Funds or Other Consideration

     If Mr. Lame and Mr. Napier are elected as directors of Lenox Bancorp, Inc., Mr. Lame intends to invest $250,000 in a new issue of Lenox stock and use his best efforts to secure an additional $750,000 stock investment for Lenox. Mr. Lame intends to use personal funds to finance the plans and proposals discussed in his Schedule 13D.

Item 4. Purpose of Transaction

     On March 30, 2001 Mr. Lame submitted to Lenox materials that nominate himself and Guy Napier for the two director seats to be voted upon at the 2001 Annual Meeting of Shareholders. Attached hereto as Exhibit 1 are these materials.

     Any activity of Mr. Lame in his capacity as a shareholder of Lenox may be subject to regulation by the OTS and the FDIC. Mr. Lame will advance proposals, and take actions or engage in transactions only if, as and when permitted by the OTS and FDIC regulations then applicable to him and to the extent applicable to him.

     Other than as set forth above, Mr. Lame has no plans or proposals which would relate to or result in actions under any of the following paragraphs of Item 4 of Schedule 13D:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 7. Exhibits

1.	Nomination Materials submitted to Lenox on March 30, 2001 by Mr. Lame

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

     After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

March 30, 2001	By: /s/John C. Lame John C. Lame

Exhibit 1

John C. Lame
1260 Hayward Avenue
Cincinnati, Ohio 45208
Tel: (513) 321-7405

March 30, 2001

Lenox Bancorp, Inc.
4730 Montgomery Road
Norwood, Ohio 45212
Attention: Diane Hunt,
               Corporate Secretary

Re:    Notice of Nomination of Persons for Election as Directors

Dear Ms. Hunt:

        I am, as of the date hereof, the beneficial owner of 28,309 shares of the Common Stock of Lenox Bancorp, Inc. I am therefore entitled to nominate persons for election as directors at the Company’s 2001 Annual Meeting of Shareholders.

        In accordance with Article II, Section 5 of the Company’s Amended and Restated Code of Regulations, I am submitting this letter to nominate Guy Napier and myself for election as directors at the Annual Meeting.

        If this letter shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of either of Mr. Napier or me at the Annual Meeting, or if either Mr. Napier or I shall be unable to serve for any reason, this letter shall continue to be effective with respect to the remaining nominee and as to any replacement nominee selected by me.

        In accordance with Article II, Section 5 of the Regulations, I hereby advise you that:

(a)	my name and address is set forth above; the addresses (business and residence) of Mr. Napier are set forth in Exhibit A;

(b)

I represent that, as of the date hereof, (i) I am the beneficial owner of 28,309 shares of Common Stock of the Company entitled to vote for the election of directors; (ii) I undertake to continue to hold the shares of Common Stock reported in my Amended Schedule 13D through the record date for the Annual Meeting; and (iii) I intend to appear in person or by proxy at the Annual Meeting to nominate Mr. Napier and myself;

(c)

Mr. Napier and I consent to be nominated for election as a director, to be named in any proxy statement published by the Company or me pursuant to the proxy rules of the Securities and Exchange Commission in connection with the election of directors at the Annual Meeting and, if elected, to serve as a director of the Company. Except as indicated in Exhibits A and B, there are no arrangements or understandings between Mr. Napier and me or any other person or persons pursuant to which the nominations are to be made by me;

(d)

the information regarding each of Mr. Napier and me that would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had we been nominated (or intended to be nominated) by the Company’s Board of Directors, is set forth in Exhibits A and B and such information is supplemented by information contained in my Amended Schedule 13D;

(e)	our consents to be named as nominees in any proxy statement referred to above and to serve as a director of the Company, if so elected, are set forth in Exhibits A and B; and

(f)

although I serve as a director of the Company, I certify that Mr. Napier is not an officer or employee of the Company, and that each of us otherwise meets the qualifications to serve as a director of the Company prescribed in Lenox’s Regulations.

Very truly yours /s/John C. Lame JOHN C. LAME

Receipt of a copy of the foregoing letter is acknowledged.

LENOX BANCORP, INC.

By:_________________________
Name:_______________________
Title:______________________

cc:   Lori M. Beresford, Esq.
       Gregory Mohar, Esq.
       Gary P. Kreider, Esq.

EXHIBIT A

  Name, age and addresses of Nominee:

        Guy E. Napier
        Age: 49
        Born: July 27, 1951

  Business and Residential Addresses:

        2265 Grandin Road
        Cincinnati, Ohio 45208
        (Residence and business)

  Principal Occupation and Directorships:

  Since mid-2000, Mr. Napier has worked as Senior Vice President, Account Management, for US Loyalty Corp, a new company launching a coalition loyalty program for consumers in the U.S. Prior to that, Mr. Napier has been a professional consultant at a consulting firm known as The Partnering Group -- since July 1996. He was Vice President, Packaging Services of Duramed Pharmaceuticals for one year prior to joining The Partnering Group. Mr. Napier also worked for The Procter & Gamble Company, a consumer products company, from 1973 to 1995. From 1993 to 1995, Mr. Napier served Procter & Gamble as its Managing Director, Worldwide Strategic Planning, Paper Products. Mr. Napier's wife is Vice President of North America Pharmaceuticals for Procter & Gamble.

  Other than the matters recently settled pursuant to the Settlement and Release Agreement dated March 22, 2001 relating to Hamilton County Court of Common Pleas Case No. A0003547, the Nominee is not involved in any material legal proceeding in which he is a party adverse to, or has a material interest adverse to that of Lenox Bancorp, Inc. or any of its subsidiaries.

  The Nominee was not nominated as a director pursuant to any agreement or understanding between the Nominee and any other person(s).

  The Nominee has never held any position or office with the Company, nor served as a Director of the Company.

  To the best of Nominee’s knowledge, there exists no family relationship between the Nominee and any director, any nominee for election as director or any executive officer of the Company.

  Presently, except as may be set forth in Item 2 above, the Nominee is not a director or a nominee for election as director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

  Within the past five years, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar court appointed officer has been appointed for the business or property of the Nominee or (a) any partnership in which the Nominee was a general partner, or (b) any corporation of which the Nominee was an executive officer, in either case at or within two years before the time of such filing.

  Within the past five years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, that permanently or temporarily enjoined any of the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in clause (i) of item 10, above, or the right to be associated with persons engaged in any such activity.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law.

  The Nominee does not currently and does not expect, (other than pursuant to the Company’s existing plans and policies relating to Directors) if elected, to receive any cash compensation, bonus, deferred compensation, pension plan coverage, stock option or stock appreciation rights from the Company.

  Neither the Nominee nor, to the best of the Nominee’s knowledge, any of the Nominee’s associates or immediate family members had or has a direct or indirect material interest in any transaction or series of similar transactions with the Company or any of its subsidiaries in which the amount involved exceeds $60,000 and which has occurred since January 1, 1999 or is currently proposed.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity that has made, or proposes to make, payments to the Company or its subsidiaries for property or services in excess of five percent of (i) the Company’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last full fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own, (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity to which the Company or its subsidiaries has made or proposes to make payments for property or services in excess of five percent of (i) the Company’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record, or beneficially), an equity interest in excess of ten percent of any business or professional entity to which the Company or its subsidiaries was indebted in an aggregate amount in excess of five percent of the Company’s total consolidated assets.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a member of, or of counsel to, a law firm that the Company retained during 1999, 2000 or 2001, or to the best of Nominee’s knowledge, proposes to retain during the current fiscal year.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a partner or executive officer of any investment banking firm that has performed services for the Company during 1999, 2000 or 2001 or that the Company proposes to have perform services during the Company’s current fiscal year.

  The Nominee is not involved in any relations with the Company that are substantially similar in scope to those listed and described in items 16 through 20 above.

  Since January 1, 1999, the Nominee has not been, and to the best of the Nominee’s knowledge none of the following persons has been, indebted to the Company or any of its subsidiaries in an amount that exceeds $60,000: (i) any immediate family members of the Nominee; (ii) any corporation or organization of which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or (iii) any trust or estate in which the Nominee has a substantial beneficial interest or serves as a trustee or in a similar capacity.

  The Nominee is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934) of 7,000 shares of Lenox Common Stock. The Nominee owns no securities issued by the Company of record that he does not own beneficially.

[Remainder of page intentionally left blank.]

CONSENT TO SERVE AS DIRECTOR

     I hereby consent to be named as a nominee for election as a director of Lenox Bancorp, Inc. in any proxy statement published by Lenox Bancorp, Inc. or John Lame pursuant to the proxy rules of the Securities and Exchange Commission in connection with the election of directors at the 2001 Annual Meeting of Stockholders of Lenox Bancorp, Inc. and to serve as a director of Lenox Bancorp, Inc. if so elected.

/s/Guy E. Napier GUY E. NAPIER Date: March 30, 2001

EXHIBIT B

  Name, age and addresses of Nominee:

        John C. Lame
        Age: 44
        Born: April 16, 1957

  Business and Residential Addresses:

        1260 Hayward Avenue
        Cincinnati, Ohio 45208
        (Residence and Business)

  Principal Occupation and Directorships:

  Mr. Lame has been involved in the financial planning and investment advisory and brokerage business in Cincinnati since 1991. He served six years with Merrill Lynch, a securities brokerage firm, and in 1997 assumed his present position with UBS PaineWebber, Inc., also a securities brokerage firm. Mr. Lame was a finance manager at The Procter & Gamble Company, a consumer products company, from 1970 to 1991. He was elected to the Board of Directors of Lenox in 1998 for a term expiring in 2001.

  Other than the matters recently settled pursuant to the Settlement and Release Agreement dated March 22, 2001 relating to Hamilton County Court of Common Pleas Case No. A0003547, the Nominee is not involved in any material legal proceeding in which he is a party adverse to, or has a material interest adverse to, that of Lenox Bancorp, Inc. or any of its subsidiaries.

  The Nominee was not nominated as a director pursuant to any agreement or understanding between the Nominee and any other person(s).

  The Nominee has served as a Director of the Company since 1998.

  To the best of Nominee’s knowledge, there exists no family relationship between the Nominee and any director, any nominee for election as director or any executive officer of the Company.

  Presently, except as may be set forth in Item 2 above, the Nominee is not a director or a nominee for election as director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

  Within the past five years, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar court appointed officer has been appointed for the business or property of the Nominee or (a) any partnership in which the Nominee was a general partner, or (b) any corporation of which the Nominee was an executive officer, in either case at or within two years before the time of such filing.

  Within the past five years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, that permanently or temporarily enjoined any of the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in clause (i) of item 10, above, or the right to be associated with persons engaged in any such activity.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law.

  The Nominee does not currently and does not expect, (other than pursuant to the Company’s existing plans and policies relating to Directors) if elected, to receive any cash compensation, bonus, deferred compensation, pension plan coverage, stock option or stock appreciation rights from the Company.

  Neither the Nominee nor, to the best of the Nominee’s knowledge, any of the Nominee’s associates or immediate family members had or has a direct or indirect material interest in any transaction or series of similar transactions with the Company or any of its subsidiaries in which the amount involved exceeds $60,000 and which has occurred since January 1, 1999 or is currently proposed.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity that has made, or proposes to make, payments to the Company or its subsidiaries for property or services in excess of five percent of (i) the Company’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last full fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own, (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity to which the Company or its subsidiaries has made or proposes to make payments for property or services in excess of five percent of (i) the Company’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record, or beneficially), an equity interest in excess of ten percent of any business or professional entity to which the Company or its subsidiaries was indebted in an aggregate amount in excess of five percent of the Company’s total consolidated assets.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a member of, or of counsel to, a law firm that the Company retained during 1999, 2000 or 2001, or to the best of Nominee’s knowledge, proposes to retain during the current fiscal year.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a partner or executive officer of any investment banking firm that has performed services for the Company during 1999, 2000 or 2001 or that the Company proposes to have perform services during the Company’s current fiscal year.

  The Nominee is not involved in any relations with the Company that are substantially similar in scope to those listed and described in items 16 through 20 above.

  Since January 1, 1999, the Nominee has not been, and to the best of the Nominee’s knowledge none of the following persons has been, indebted to the Company or any of its subsidiaries in an amount that exceeds $60,000: (i) any immediate family members of the Nominee; (ii) any corporation or organization of which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or (iii) any trust or estate in which the Nominee has a substantial beneficial interest or serves as a trustee or in a similar capacity.

  The Nominee is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934) of 28,309 shares of Lenox Common Stock. The Nominee owns no securities issued by the Company of record that he does not own beneficially.

[Remainder of page intentionally left blank.]

CONSENT TO SERVE AS DIRECTOR

         I hereby consent to be named as a nominee for election as a director of Lenox Bancorp, Inc. in any proxy statement published by Lenox Bancorp, Inc. pursuant to the proxy rules of the Securities and Exchange Commission in connection with the election of directors at the 2001 Annual Meeting of Stockholders of Lenox Bancorp, Inc. and to serve as a director of Lenox Bancorp, Inc. if so elected.

/s/John C. Lame JOHN C. LAME Date: March 30, 2001